

November 28, 2012

<u>Via Email</u>
Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re: Empresa Distribuidora y Comercializadora Norte S.A. ("Edenor")**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 001-33422**

Dear Mr. Montero:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Critical Accounting Policies and Estimates, page 114</u>

1. We note your disclosure on page 114 that with respect to assessing long-lived assets for impairment, "[i]n spite of the current economic and financial situation…the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances." We also note on page 115 that in making projections to estimate the undiscounted cash flows, you have estimated that a 5% probability exists that increased electric tariff rates will be approved in 2012, and a combined 95%

probability of other scenarios exists that increased electric tariff rates will be approved in 2013. We also note your disclosure on page 84 and 85 that since May 2008, you had submitted eight requests for CMM adjustments to the ENRE and none have been responded to other than the request submitted in May 2008. In light of these negative developments, please explain in further detail the basis behind your assumption that increased electric tariff rates would be approved during 2013 in your assessment of long-lived assets for impairment, in which you compared their carrying values to recoverable values under Argentine GAAP.

2. In addition, it appears your impairment policy for long-lived assets under Argentine GAAP differs from those under U.S. GAAP based on the disclosure on page 114. However, we note your disclosure in Note 32.II (l) on page F-123 that you state there were no difference between Argentine GAAP and U.S. GAAP. Please explain.

Signature Page, page 180

3. Please revise to include a dated Form 20-F signature page.

Index to the Consolidated Financial Statements, page F-1

4. We note on page F-2 that the independent auditors' report makes reference to the consolidated statements of changes in shareholders' equity. Additionally, paragraphs (A)(1)(c) and (A)(1)(f) of the instructions to Item 8 of Form 20-F require the inclusion of a "statement showing either (i) changes in equity other than those arising from capital transactions with owners and distributions to owners; or (ii) all changes in equity (including a subtotal of all non-owner items recognized directly in equity);" or "if not included in the primary financial statements, a note analyzing the changes in each caption of shareholders' equity presented in the balance sheet." We did not identify a statement or a note that satisfies this requirement. Please revise to include the consolidated statements of changes in shareholders' equity or a note analyzing the changes in each caption of shareholders' equity.

Note 32. Summary of Significant Differences between Argentine GAAP and U.S. GAAP, page F-97

5. We note your disclosure on page F-97 that in connection with 2011 acquisition activity, under U.S. GAAP the excess of the fair value of the net assets acquired over the consideration paid has been recognized as a gain due to a bargain purchase. Note that ASC 805-30-50-1(f)(2) requires disclosure of a description of the reasons why the transaction resulted in a gain. Please explain and revise to include the qualitative factors that led to the gain on a bargain purchase.

6. We note your disclosure on page F-106 of changes in Equity under U.S. GAAP for the two years ended December 31, 2011 and 2010. Note that Rule 3-04 of Regulation S-X

and Item 17 of Form 20-F require the inclusion of this disclosure for each period for which an income statement is required. Please revise the disclosure to cover the three years' period.

7. We note your disclosure of the changes in benefit obligations for the years ended December 31, 2011 and 2010 on page F-113. We also note that the beginning of year balance as of January 1, 2011 does not agree to the end of year balance as of December 31, 2010. Please explain or revise.

8. Note that ASC 260-10-45-11A states that "(f)or purposes of computing EPS in consolidated financial statements (both basic and diluted), if one or more less-than-wholly-owned subsidiaries are included in the consolidated group, income from continuing operations and net income shall exclude the income attributable to the noncontrolling interest in subsidiaries." We note your calculation of EPS on page F-116 utilizes "Net (loss) income for the year from continuing operations", which includes the portion attributable to the non-controlling interest. Please revise.

Item 19. Exhibits

Exhibits 12.1, 12.2 and 13.1

9. Please revise to include signed and dated certifications of the CEO and CFO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief